Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com

                                January 23, 2009




VIA EDGAR TRANSMISSION
----------------------

Mr. Richard Pfordte
Ms. Kimberly Browning
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE: STAFF COMMENTS TO PRELIMINARY PROXY STATEMENT OF ALLEGIANT FUNDS AND ALLEGIANT ADVANTAGE FUND (TOGETHER, THE "REGISTRANT"): REGISTRATION NOS. 33-00488/811-04416 AND 33-65690/811-07850, RESPECTIVELY

Dear Mr. Pfordte and Ms. Browning:

         As we indicated in our telephone conversation this morning, we have prepared a new presentation of Adviser compensation for the Registrant's Proxy Statement attached hereto as Schedule A. We expect that we will have the filing date for the Definitive Proxy Statement within the next two weeks.

         Although it may not be clear in the EDGAR filing, all footnotes are in a font size smaller than the general text. Also, please note that the narrative language immediately following footnote 1 is in bold font.

         We appreciate the opportunity you gave us to discuss the proxy material. If you would like to discuss this issue further, please contact me at 215-988-2719.

                                                Very truly yours,

                                                /s/ Audrey C. Talley
                                                --------------------
                                                Audrey C. Talley

                                   SCHEDULE A



ADVISER COMPENSATION FOR ITS SERVICES TO THE FUNDS

         Set forth below are the advisory fee rates under the Previous Advisory Agreements with respect to each Fund and the investment advisory fees paid to the Adviser by such Funds during their most recent fiscal year and any advisory fees waived or expenses reimbursed by the Adviser. At its meeting held on August 18, 2008, the Board agreed to a contractual amendment to the advisory agreements to reduce the compensation paid to the Adviser by certain Funds effective October 1, 2008, as noted below. The advisory fee rate of each Fund will not change under the Interim or New Advisory Agreements.

---------------------------------------- ---------------------------------------
                                                   FISCAL YEAR ENDED
                                                 MAY 31, 2008 FEES (1)
---------------------------------------- ---------------------------------------
---------------------------------------- ------------------- -------------------


                                                                  EFFECTIVE
                                                                OCT. 1, 2008
                                            CONTRACTUAL         CONTRACTUAL
                 NAME                       ADVISORY FEE        ADVISORY FEE
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
International Equity Fund                       1.15%               1.00%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Value Fund               (2)                 (2)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Small Cap Growth Fund                           (2)                 (2)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
S&P 500 Index Fund                             0.35%               0.20%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Balanced Allocation Fund                       0.75%               0.75%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Pennsylvania Tax Exempt Money Market           0.20%               0.20%
Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Ohio Municipal Money Market Fund               0.20%               0.20%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Money Market Fund                              0.30%               0.25%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Treasury Money Market Fund                     0.30%               0.25%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Government Money Market Fund                   0.30%               0.25%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Tax Exempt Money Market Fund                   0.20%               0.20%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Intermediate Bond Fund                         0.55%               0.40%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Bond Fund                                      0.55%               0.45%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Large Cap Growth Fund                           (3)                 (3)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Large Cap Value Fund                            (3)                 (3)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Intermediate Tax Exempt Bond Fund              0.55%               0.40%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Ohio Intermediate Tax Exempt Bond Fund         0.55%               0.40%
---------------------------------------- ------------------- -------------------

---------------------------------------- ------------------- -------------------
Pennsylvania Intermediate Municipal            0.55%               0.40%
Bond Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Large Cap Core Equity Fund                      (3)                 (3)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Limited Maturity Bond Fund                     0.45%               0.35%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Total Return Advantage Fund                    0.55%               0.40%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Mid Cap Growth Fund                (4)                 (4)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Government Mortgage Fund                       0.55%               0.40%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Michigan Intermediate Municipal Bond           0.55%               0.40%
Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Mid Cap Value Fund                              (4)                0.75%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Ultra Short Bond Fund                          0.40%               0.20%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Small Cap Core Fund                             (2)                 (2)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Core Fund                (2)                 (2)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Focused Value            (2)                 (2)
Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Growth Fund              (2)                 (2)
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
High Yield Bond Fund(5)                        0.50%               0.50%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Advantage Institutional Money Market           0.15%               0.15%
Fund
---------------------------------------- ------------------- -------------------

--------------------
(1) THE ADVISER WAIVED A PORTION OF ITS ADVISORY FEES FOR EACH FUND DESCRIBED BELOW DURING THE LAST FISCAL YEAR. STATED BELOW ARE THE ADVISORY FEES AFTER THESE WAIVERS. VOLUNTARY FEE WAIVERS BY THE ADVISER CAN BE TERMINATED AT ANY TIME BY THE ADVISER.

---------------------------------------- ------------------- -------------------
                                         ADVISORY FEES NET
                 NAME                      OF FEE WAIVERS        FEE WAIVER
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
International Equity Fund                  $   3,898,574            0.15%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Value Fund          $   3,469,279            None
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Small Cap Growth Fund                      $     178,829            0.45%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
S&P 500 Index Fund                         $     380,438            0.15%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Balanced Allocation Fund                   $   1,406,551            None
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Pennsylvania Tax Exempt Money Market       $     285,137            0.05%
Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Ohio Municipal Money Market Fund           $     680,268            0.05%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Money Market Fund                          $   8,470,366            0.05%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Treasury Money Market Fund                 $     797,784            0.05%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Government Money Market Fund               $   2,250,862            0.05%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Tax Exempt Money Market Fund               $   1,381,543            0.05%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Intermediate Bond Fund                     $   1,427,764            0.15%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Bond Fund                                  $   1,601,892            0.10%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Large Cap Growth Fund                      $   3,979,923            None
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Large Cap Value Fund                       $   5,459,042            None
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Intermediate Tax Exempt Bond Fund          $     355,985            0.15%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Ohio Intermediate Tax Exempt Bond Fund     $     513,016            0.15%
---------------------------------------- ------------------- -------------------

---------------------------------------- ------------------- -------------------
Pennsylvania Intermediate Municipal        $     155,216            0.15%
Bond Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Large Cap Core Equity Fund                 $   1,658,159            None
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Limited Maturity Bond Fund                 $     537,044            0.10%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Total Return Advantage Fund                $   1,642,420            0.15%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Mid Cap Growth Fund           $     169,637            0.55%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Government Mortgage Fund                   $     967,519            0.15%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Michigan Intermediate Municipal Bond       $     215,045            0.15%
Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Mid Cap Value Fund                         $   2,683,093            0.25%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Ultra Short Bond Fund                      $     135,972            0.20%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Small Cap Core Fund                        $   2,226,888            None
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Core Fund           $     328,088            0.29%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Focused Value       $      (5,473)           1.00%
Fund
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Multi-Factor Small Cap Growth Fund         $      17,311            0.72%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
High Yield Bond Fund                       $     (32,596)           0.50%
---------------------------------------- ------------------- -------------------
---------------------------------------- ------------------- -------------------
Advantage Institutional Money Market       $   2,813,554            0.02%
Fund
---------------------------------------- ------------------- -------------------

(2) Advisory fee on net assets: 1.00% of first $500 million, 0.95% of next $500 million, and 0.90% on $1 billion and over.

(3) Advisory fee on net assets: 0.75% of first $1 billion, 0.70% of next $500 million, and 0.65% on $1.5 billion and over.

(4) Advisory fee on net assets: 1.00% of first $1 billion, 0.95% of next $500 million, and 0.90% on $1.5 billion and over.

(5) The High Yield Bond Fund commenced operations on April 29, 2008.

                                       3